UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MANNATECH, INCORPORATED
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
563771203
(CUSIP Number of Common Stock)

Erin Barta, Esq.
General Counsel and Corporate Secretary
1410 Lakeside Parkway, Suite 200
Flower Mound, Texas 75028
(972) 471-7400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Matthew D. Bivona
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street, Suite 1800
Dallas, Texas 75201
(214) 969-2702

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$5,000,000	$649

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $5 million in value of shares of the common stock, par value $0.0001 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per million dollars of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$649	Filing Party:	Mannatech, Incorporated
Form or Registration No.:	Schedule TO-I	Date Filed:	May 29, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐ third-party tender offer subject to Rule 14d-1.

  ☒ issuer tender offer subject to Rule 13e-4.

  ☐ going-private transaction subject to Rule 13e-3.

  ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the United States Securities and Exchange Commission (the “SEC”) by Mannatech, Incorporated, a Texas corporation (“Mannatech” or the “Company”), on May 29, 2020. This Schedule TO relates to the offer by the Company to purchase up to $5 million in value of shares of its common stock, par value $0.0001 per share (the “Shares”), at a price not greater than $17.00 nor less than $15.00 per Share, to each seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 29, 2020 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Except as specifically provided herein, the information set forth in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO or in the Offer to Purchase or the Letter of Transmittal. This Amendment No. 1 should be read together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

ITEMS 1 THROUGH 11

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended by the following:

1) The fourth bullet point under the heading “SUMMARY TERM SHEET—Are there any conditions to the
Offer?” on page 4 of the Offer to Purchase is hereby deleted and replaced with the following two bullet points:

“● no commencement of a war, armed hostilities or other similar national or international calamity on or after May 29, 2020 that directly or indirectly involves the United States or any country in which the Company operates, including, but not limited to, an act of terrorism, and that is reasonably likely to have a material adverse effect on the Company or its ability to consummate the Offer;

● no material escalation of any war or armed hostilities which had commenced prior to May 29, 2020 that directly or indirectly involves the United States or any country in which the Company operates and that is reasonably likely to have a material adverse effect on the Company or its ability to consummate the Offer;”

2) The second sentence under the heading “THE OFFER—7. Conditions to the Offer.” on page 21 of the Offer to
Purchase is hereby revised to replace “(including any action or inaction by us)” with the following:

“(other than any action or inaction by us)”

3) The eleventh and twelfth bullet points under the heading “THE OFFER—7. Conditions to the Offer.” on page 21 of the Offer to Purchase are hereby deleted and replaced with the following two bullet points:

“● the commencement of a war, armed hostilities or other similar national or international calamity on or after
May 29, 2020 that directly or indirectly involves the United States or any country in which the Company operates, including, but not limited to, an act of terrorism, and that is reasonably likely to have a material adverse effect on the
Company or its ability to consummate the Offer;

● any material escalation of any war or armed hostilities which had commenced prior to May 29, 2020 that directly or indirectly involves the United States or any country in which the Company operates and that is reasonably likely to have a material adverse effect on the Company or its ability to consummate the Offer;”

4) The last paragraph under the heading “THE OFFER—7. Conditions to the Offer.” on page 21 of the Offer to
Purchase is hereby deleted and replaced with the following:

“The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances (other than action or inaction by us) giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion on or prior to the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right. Notwithstanding the foregoing, in the event that one or more of the events described above occurs, we will as promptly as practical notify shareholders of our determination as to whether to: (i) waive or modify the applicable condition(s) and continue the Offer; or (ii) terminate the Offer. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties. See Section 14.”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(i)*	Offer to Purchase, dated May 29, 2020.

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release, dated May 28, 2020, titled "Mannatech Announces Intent to Commence a Cash Tender Offer to Purchase up to $5 Million of its Common Stock."

(a)(5)(ii)	Email to Associates, dated May 28, 2020, titled "Mannatech Announces Intent to Commence a Cash Tender Offer for up to $5 Million of its Common Stock." (Revised June 9, 2020).

(a)(5)(iii)*	Press Release, dated May 29, 2020, titled "Mannatech Commences Cash Tender Offer to Purchase up to $5 Million of its Common Stock."

(a)(5)(iv)*	Email to Employees, dated May 29, 2020, titled "Email Communication to Employees of Mannatech, Incorporated."

(b)	Not applicable.

c)	Not applicable.

(d)(1)	Mannatech, Incorporated 2017 Stock Incentive Plan. (Filed as Exhibit 4.1 to Form S-8, filed on August 22, 2019 and incorporated herein by reference).

(d)(2)	First Amendment to Mannatech, Incorporated 2017 Stock Incentive Plan (Filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2019, filed on August 7, 2019 and incorporated herein by reference).

(d)(3)	Form of Performance Stock Unit Award Agreement. (Filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(4)	Form of Stock Option Award Agreement. (Filed as Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(5)	Form of Restricted Stock Unit Award Agreement. (Filed as Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(6)	Form of Stock Appreciation Rights Award Agreement. (Filed as Exhibit 10.5 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(7)	Form of Restricted Stock Award Agreement. (Filed as Exhibit 10.6 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(8)	Form of Performance Stock Award Agreement. (Filed as Exhibit 10.7 to Form 10-Q for the quarter ended June 30, 2017, filed on August 8, 2017 and incorporated herein by reference).

(d)(9)	Form of Stock Award Certificate. (Filed as Exhibit 10.3 to Form S-8, filed on August 26, 2008 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MANNATECH, INCORPORATED

Dated: June 9, 2020	By:	/s/ Alfredo Bala
Alfredo Bala
Chief Executive Officer
(principal executive officer)